UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Roan Resources, Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value
(Title of Class of Securities)

769755109
(CUSIP Number)
York Capital Management Global Advisors, LLC 767 Fifth Avenue, 17th Floor New York, New York 10153 Telephone: (212) 300-1300 with copies to:
Michael Emanuel Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038 212-806-6202
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
York Capital Management Global Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
9,144,292*

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
9,144,292*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,144,292

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*Represents approximately 6.0% of the 152,539,532 issued and outstanding Shares reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") on November 13, 2018.

Item 1.                          Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") is filed on behalf of the Reporting Person with the Securities and Exchange Commission (the "Commission"). This Statement relates to the shares of Class A common stock, $0.001 par value per share ("Shares"), of Roan Resources, Inc., a corporation formed under the laws of the State of Delaware (the "Issuer"). The address of the Issuer's principal executive offices is 14701 Hertz Quail Springs Pkwy Oklahoma City, OK 73134.

Item 2.                          Identity and Background.

(a)            This Statement is being filed by York Capital Management Global Advisors, LLC, a New York limited liability company ("YGA" or the "Reporting Person").

This Statement is being filed by YGA with respect to:
●	1,329,972 Shares directly owned by York Capital Management, L.P., a Delaware limited partnership ("York Capital");
●	278,587 Shares directly owned by York Select Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership ("York Select Master");
●	2,424,480 Shares directly owned by York Credit Opportunities Fund, L.P., a Delaware limited partnership ("York Credit Opportunities");
●	3,088,432 Shares directly owned by York Credit Opportunities Investments Master Fund, L.P., a Cayman Islands limited partnership ("York Credit Opportunities Master");
●	1,850,097 Shares directly owned by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership ("York Multi-Strategy");
●	135,392 Shares directly owned by Exuma Capital, L.P., a Cayman Islands exempted limited partnership ("Exuma Capital"); and
●
37,332 Shares directly owned by Jorvik Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership ("Jorvik Multi-Strategy" and together with York Capital, York Select Master, York Credit Opportunities, York Credit Opportunities Master, York Multi-Strategy and Exuma Capital, the "York Funds").

YGA, the sole managing member of the general partner of each of York Capital, York Select Master, York Credit Opportunities, York Credit Opportunities Master, York Multi-Strategy, Exuma Capital and Jorvik Multi-Strategy, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the Shares directly owned by the York Funds.

James G. Dinan is the Co-Chief Executive Officer of YGA.  Matthew Bonanno is a Partner and Co-Head of North American Credit at YGA.

Dinan Management, L.L.C., a New York limited liability company ("Dinan Management"), is the general partner of York Capital, York Multi-Strategy and Jorvik Multi-Strategy. YGA is the sole managing member of Dinan Management.

York Select Domestic Holdings, LLC, a New York limited liability company ("York Select Domestic Holdings"), is the general partner of York Select Master. YGA is the sole managing member of York Select Domestic Holdings.

York Credit Opportunities Domestic Holdings, LLC, a New York limited liability company ("York Credit Opportunities Domestic"), is the general partner of York Credit Opportunities and York Credit Opportunities Master.  YGA is the sole managing member of York Credit Opportunities Domestic.

Exuma Management, LLC, a New York limited liability company ("Exuma Management"), is the general partner of Exuma Capital.  YGA is the sole managing member of Exuma Management.

The name of certain directors and executive officers of YGA is set forth on Exhibit A to this Statement, which is incorporated herein by reference.

(b)            The principal business office address of each of YGA, the York Funds, York Credit Opportunities Domestic, Dinan Management, York Select Domestic Holdings and Exuma Management:

c/o York Capital Management Global Advisors, LLC
767 Fifth Avenue, 17th Floor
New York, New York 10153

The business address of each other person named in Item 2(a) above is set forth on Exhibit A to this Statement, which is incorporated herein by reference.

(c)             YGA provides investment management services to certain investment funds and accounts for which it has discretionary investment authority.

Each of York Capital, York Select Master, York Credit Opportunities, York Credit Opportunities Master, York Multi-Strategy, Exuma Capital and Jorvik Multi-Strategy is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

Dinan Management is a privately owned limited liability company in the principal business of acting as the general partner of York Capital, York Multi-Strategy, Jorvik Multi-Strategy and the general partner or manager of certain other private investment funds.

York Select Domestic Holdings is a privately owned limited liability company in the principal business of acting as the general partner of York Select Master and the general partner or manager of certain other private investment funds.

York Credit Opportunities Domestic is a privately owned limited liability company in the principal business of acting as the general partner of York Credit Opportunities, York Credit Opportunities Master and the general partner or manager of certain other private investment funds.

Exuma Management  is a privately owned limited liability company in the principal business of acting as the general partner of Exuma Capital and the general partner or manager of certain other private investment funds.

The present principal occupation or employment of certain other persons named in Item 2(a) above is set forth on Exhibit A to this Statement, which is incorporated herein by reference.

(d) – (e)                           Neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The citizenship of certain natural persons named in Item 2(a) above is set forth on Exhibit A to this Statement, which is incorporated herein by reference.

Item 3.                          Source or Amount of Funds or Other Consideration.

The response to Items 4 and 6 of this Statement is incorporated herein by reference.

Pursuant to that certain Master Reorganization Agreement (the "Master Reorganization Agreement"), dated as of September 17, 2018 (the "Master Reorganization Agreement"), by and among Linn Energy, Inc. (f/k/a New LINN Inc.) ("New Linn"), Roan Holdings, LLC ("Roan Holdings") and Roan Resources LLC ("Roan"), the Issuer consummated a reorganization on September 24, 2018, which resulted in the existing stockholders of New Linn, including the York Funds, receiving 50% of the Class A common stock of the Issuer and Roan Holdings receiving 50% of the Class A common stock of the Issuer.

The portion of the Shares received by the York Funds in connection with the Master Reorganization Agreement as stated in Item 2 were registered with the Commission on October 23, 2018 pursuant to the Issuer's Registration Statement on Form S-1 (the "Registration Statement"), which is incorporated herein by reference.

The foregoing description of the Master Reorganization Agreement is a summary only and is qualified in its entirety by reference to the text of the Master Reorganization Agreement, which is included as Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the Commission on September 21, 2018 and incorporated herein by reference.

References to, and descriptions of, the Registration Statement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the Registration Statement, filed with the Commission on October 23, 2018 and incorporated herein by reference.

YGA had previously acquired interests in New Linn or its predecessor entities for the York Funds at different times pursuant to its discretionary investment authority.

Item 4.                          Purpose of Transaction.

The response to Item 3 of this Statement is incorporated herein by reference.

As further described in Item 6, Matthew Bonanno will serve on the board of directors of the Issuer (the "Board") and the Audit Committee of the Board.  As a result, the Reporting Person intends to take an active role in working with the Issuer's management on operational, financial and strategic initiatives.

The Reporting Person is engaged in the investment and trading business and, in pursuing this business, analyzes the operations, capital structure and markets of companies, including the Issuer and other businesses in the Issuer's industry, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies. The Reporting Person intends to communicate with the Board, the Audit Committee, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board.  The Reporting Person intends to review the Reporting Person's investment in the Issuer on a continuing basis. The Reporting Person reserves the right to sell all or some of the Shares beneficially owned by them, to purchase additional Shares, either separately or together with other persons, or to otherwise trade in the Shares, in open market or private transactions. The Reporting Person also reserves the right to acquire or dispose of derivatives or other instruments related to Shares or other securities of the Issuer, provided that in its judgment such transactions are advisable.

Except as set forth herein, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)	any other material change in the Issuer's business or corporate structure;
(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or
(j)	any action similar to those enumerated in clauses (a)-(i) above.

The Reporting Person reserves the right to consider, either separately or together with other persons, plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a)-(j) above in the future depending upon the factors deemed relevant at the time or from time to time.

Item 5.                          Interest in Securities of the Issuer.

(a)           (i)            YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 9,144,292 Shares in the aggregate, which represent approximately 6.0% of the 152,539,532 issued and outstanding Shares reported in the Issuer's Quarterly Report on Form 10-Q filed with the Commission on November 13, 2018.

(ii)
York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,329,972 Shares. As the general partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by York Capital.

(iii)
York Select Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 278,587 Shares. As the general partner of York Select Master, York Select Domestic Holdings may be deemed to be the beneficial owner of the Shares beneficially owned by York Select Master.

(iv)
York Multi-Strategy may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,850,097 Shares. As the general partner of York Multi-Strategy, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by York Multi-Strategy.

(v)
York Credit Opportunities Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,088,432 Shares. As the general partner of York Credit Opportunities Master, York Credit Opportunities Domestic may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities Master.

(vi)
York Credit Opportunities may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,424,480 Shares. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to be the beneficial owner of the Shares beneficially owned by York Credit Opportunities.

(vii)
Exuma Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 135,392 Shares. As the general partner of Exuma Capital, Exuma Management may be deemed to be the beneficial owner of the Shares beneficially owned by Exuma Capital.

(viii)
Jorvik Multi-Strategy may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 37,332 Shares. As the general partner of Jorvik Multi-Strategy, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by Jorvik Multi-Strategy.

(ix)
To the knowledge of the Reporting Person, except as described above, no Shares are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit A to this Statement. The number of Shares beneficially owned and the percentage of Shares represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act.

(b)                 (i)            YGA may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 9,144,292 Shares in the aggregate, which represents approximately 6.0% of the 152,539,532 issued and outstanding Shares reported in the Issuer's Quarterly Report on Form 10-Q filed with the Commission on November 13, 2018.

(ii)
York Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,329,972 Shares. As the general partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,329,972 Shares.

(iii)
York Select Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 278,587 Shares. As the general partner of York Select Master, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 278,587 Shares.

(iv)
York Multi-Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,850,097 Shares. As the general partner of York Multi-Strategy, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,850,097 Shares.

(v)
York Credit Opportunities may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,424,480 Shares. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,424,480 Shares.

(vi)
York Credit Opportunities Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 3,088,432 Shares. As the general partner of York Credit Opportunities Master, York Credit Opportunities Domestic may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 3,088,432 Shares.

(vii)
Exuma Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 135,392 Shares. As the general partner of Exuma Capital, Exuma Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 135,392 Shares.

(viii)
Jorvik Multi-Strategy may be deemed to have the sole power to dispose of, vote or direct the disposition or vote of 37,332  Shares. As the general partner of Jorvik Multi-Strategy, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 37,332 Shares.

(ix)
To the knowledge of the Reporting Person, except as described above, none of the persons named on Exhibit A to this Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any Shares.

(c)            Except as disclosed in Item 3 of this Statement, neither the Reporting Person or, to their knowledge, any of their respective executive officers, directors, general partners, or managing members, as applicable, has effected a transaction in Shares during the 60 calendar days preceding the date of this Statement.

(d)            The responses of the Reporting Person to Item 2 and Item 5(a) and (b) of this Statement are incorporated herein by reference.  Under certain circumstances, partners of the York Funds, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares owned by such York Fund. The Reporting Person disclaims beneficial ownership of all Shares reported in this statement pursuant to Rule 13d-4 under the Exchange Act. Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares deemed to be beneficially owned by the Reporting Person.

(e)            Not applicable.

Item 6.                          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Board Composition

Prior to the Reorganization, Matthew Bonanno was a member of the boards of Roan and New Linn. Following the Reorganization, the Board of the Issuer is comprised of eight (8) directors, including Matthew Bonanno, who is serving a term ending on the 2020 annual meeting of the Issuer.

Matthew Bonanno's biography is included in the Registration Statement, filed with the Commission on October 23, 2018 and incorporated herein by reference.  As stated in his biography, Matthew Bonanno is also a director of Samson Resources II, LLC, a Delaware limited liability company engaged in the oil and gas industry ("Samson").  Joseph A. Mills, the Chief Executive Officer of Samson, is an independent director of the Issuer.

Master Reorganization Agreement

The response to Item 3 of this Statement is incorporated herein by reference.

Voting Agreement

Pursuant to the terms of the Voting Agreement (the "Voting Agreement"), on September 27, 2018, the principal stockholders, including the York Funds, voted all of their outstanding shares of in the Issuer's Class A common stock in favor of the adoption and approval of the Issuer's second amended and restated certificate of incorporation, the second amended and restated bylaws, the amended and restated certificate of incorporation of New Linn and the second amended and restated bylaws of New Linn, and such documents were adopted and approved, effective as of the September 27, 2018.

The foregoing description of the Voting Agreement is a summary only and is qualified in its entirety by reference to the text of the Voting Agreement, which is included as Exhibit 10.6 to the Issuer's Current Report on Form 8-K, filed with the Commission on September 24, 2018 and incorporated herein by reference.

Stockholders' Agreement

Pursuant to the terms of the Stockholders' Agreement (the "Stockholders' Agreement"), dated September  24, 2018, by and among the Issuer, Roan Holdings and certain stockholders of the Issuer, including the York Funds, (each such group of affiliated funds, a "Principal Linn Stockholder," and together with Roan Holdings, the "principal stockholders"), until the earlier of (i) the Issuer's 2020 annual general meeting of stockholders (the "2020 annual meeting") and (ii) with respect to the applicable Principal Linn Stockholder, the date on which the applicable Principal Linn Stockholder ceases to beneficially own at least 5% of the Issuer's outstanding shares of Class A common stock, each Principal Linn Stockholder shall have the right to designate one director (each, a "Linn Stockholder Director") to the Issuer's Board of Directors (the "Board") and to fill any vacancy on the Board due to the death, disability, resignation or removal of any Linn Stockholder Director designated by such Principal Linn Stockholder; provided, however, that at all times, at least one Linn Stockholder Director shall be an "independent director" who meets the independence standards of any national securities exchange on which the Issuer's Class A common Stock is or will be listed and Rule 10A-3 of the Exchange Act. If a Principal Linn Stockholder's designation rights terminate as a result of no longer beneficially owning at least 5% of the Issuer's outstanding shares of Class A common stock, the applicable Linn Stockholder Director shall be entitled to continue serving on the Board until the end of such Linn Stockholder Director's term.

 Additionally, pursuant to the Stockholders' Agreement the Issuer has agreed, to the fullest extent permitted by applicable law (including with respect to any applicable fiduciary duties under Delaware law), to take all necessary action to effectuate the above by: (i) including the persons designated pursuant to the Stockholders' Agreement in the slate of nominees recommended by the Board for election at any meeting of stockholders called for the purpose of electing directors, (ii) nominating and recommending each such individual to be elected as a director as provided herein, (iii) soliciting proxies or consents in favor thereof, and (iv) without limiting the foregoing, otherwise using its reasonable best efforts to cause such nominees to be elected to the Board, including providing at least as high a level of support for the election of such nominees as it provides to any other individual standing for election as a director.

The foregoing description of the Stockholders' Agreement is a summary only and is qualified in its entirety by reference to the Stockholders' Agreement, which is included as Exhibit 4.2 to the Issuer's Current Report on Form 8-K, filed with the Commission on September 24, 2018 and incorporated herein by reference.

Indemnification Agreement

The Issuer has entered into an indemnification agreement with Matthew Bonanno. This agreement requires the Issuer to indemnify Matthew Bonanno to the fullest extent permitted under Delaware law against liability that may arise by reason of his service to the Issuer and to advance expenses incurred as a result of any proceeding against him as to which he could be indemnified.

The foregoing description of the indemnification agreement is a summary only and is qualified in its entirety by reference to Matthew Bonanno's indemnification agreement, which is attached as Exhibit 10.14 to the Issuer's Current Report on Form 8-K, filed with the Commission on September 24, 2018 and incorporated herein by reference.

Item 7.                          Material to Be Filed as Exhibits.

Exhibit I: Master Reorganization Agreement, dated as of September 17, 2018, by and among Linn Energy, Inc. (f/k/a New LINN Inc.), Roan Holdings, LLC and Roan Resources LLC (incorporated by reference herein from Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the Commission on September 21, 2018 (Commission File No. 000-51719)).

Exhibit II: Voting Agreement, dated September 24, 2018, by and among Roan Resources, Inc., the Existing LINN Owners (as defined therein), Roan Holdings, LLC and any other persons signatory thereto from time to time (incorporated by reference herein from Exhibit 10.6 to the Issuer's Current Report on Form 8-K, filed with the Commission on September 24, 2018 (Commission File No. 000-51719)).

Exhibit III: Stockholders' Agreement, dated September 24, 2018, by and among Roan Resources, Inc., the Existing LINN Owners (as defined therein), Roan Holdings, LLC and any other persons signatory thereto from time to time (incorporated by reference herein from Exhibit 4.2 to the Issuer's Current Report on Form 8-K, filed with the Commission on September 24, 2018 (Commission File No. 000-51719)).

Exhibit IV: Indemnification Agreement, dated September 24, 2018, between Roan Resources, Inc. and Matthew Bonanno (incorporated by reference herein from Exhibit 10.14 to the Issuer's Current Report on Form 8-K, filed with the Commission on September 24, 2018 (Commission File No. 000-51719)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:            November 19, 2018

York Capital Management Global Advisors, LLC

By:	/s/ Richard P. Swanson
	Name	Richard P. Swanson
	Title:	General Counsel

EXHIBIT A
CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF
YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC.

Name	Title	Principal Business Address	Principal Occupation	Citizenship

James G. Dinan	Co-Chief Executive Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management	USA

Daniel A. Schwartz	Co-Chief Executive Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management	Canada

Nathan P. Romano	Chief Operating Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management	USA

John J. Fosina	Chief Financial Officer	767 Fifth Avenue 17th Fl. New York, New York 10153	Investment management	USA